Exhibit 99.1

Norway’s Gjensidige Pensjonsforsikring Selects Sapiens to Empower its Digital Transformation with Sapiens’ Agnostic API Layer

Adding Sapiens Digital solutions to Sapiens’ core insurance systems will propel Gjensidige Pensjonsforsikring (GPF) ahead of the digital curve

September 29, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Gjensidige Pensjonsforsikring (GPF), a leading provider of defined contribution, investment products, pension plans and risk products for groups and individuals in the Norwegian market, has decided to expand its partnership with Sapiens and implement Sapiens API Composition Engine (ACE). Sapiens DigitalSuite, ACE, will be integrated into Sapiens CoreSuite – the global and leading solution for Life & Pension insurers. This will allow GPF to simply and easily integrate and orchestrate a variety of services, apps and systems through an agnostic API layer thereby accelerating digital transformation.

“Sapiens was the obvious choice to support our broad digital strategy, and the natural fit to take GPF one step further on our path to digitalization. Our extensive experience working with Sapiens, and their modern, modular approach to applying insurance solutions ensure that we can trust in the longevity of our offerings well into the future,” said Torstein Ingebretsen, CEO of GPF. “Sapiens’ innovative digital solutions can propel our journey and ensure we are providing our clientele with the best experience.”

The future of the insurance techstack lays in modern, open architectures which include seamless integrations between a variety of systems through an agnostic API layer. ACE, which is part of the Sapiens DigitalSuite, will be instrumental in creating more productive experiences by simplifying the orchestration and integration into any core system, third-party data source or ecosystem marketplace. Using low-code tools for easy integration and data transformation to support multiple backend systems, omni-channel fronts and dynamic ecosystem solutions.

“This important digital integration of Sapiens’ solution will enable GPF to achieve significant competitive advantage. We are very pleased to expand our partnership with GPF, which is a regional powerhouse with a more than 200-year history in the Norwegian insurance industry,” said Roni Al-Dor, Sapiens president and CEO.

Sapiens DigitalSuite enables a quick entrance into new markets, with open architecture and seamless integration through advanced APIs, the insight of data-driven business processes and the agility of a cloud-native environment. Sapiens offers a vast ecosystem of digital partners that are pre-integrated, pre-certified and pre-selected to bring real value. Sapiens helps insurers integrate quickly with innovative partners that improve customer experience and create operational efficiencies, maximizing value immediately.

www.sapiens.com

About Gjensidige Pensjonsforsikring (GPF)

Gjensidige Pensjonsforsikring (GPF) is a wholly owned subsidiary of Gjensidige Forsikring. GPF mainly offers defined contribution, investment products, pension plans and risk products for groups and individuals in the Norwegian market. For more information click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com